                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of February, 2003
                         Commission File Number: 1-13368

                                      POSCO
                ------------------------------------------------
                (Translation of registrant's name into English)


       POSCO Center, 892 Daechi 4-dong, Kangnam-gu, Seoul, Korea, 135-777
       ------------------------------------------------------------------
                    (Address of principal executive office)

(Indicate by check mark weather the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

             Form20-F [X]                        Form 40-F [ ]


[Indicate by check mark weather the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

             Yes [ ]                             No [X]

[If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b) : 82-           .]

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POSCO is furnishing under cover of Form 6-K:

Exhibit 99.1: An English-language translation of documents with respect to the performance in January 2003(POSCO).


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EXHIBIT 99.1

                       PERFORMANCE IN JANUARY 2003 (POSCO)

POSCO will release its performance in January 2003 on February 4, 2003.


                                                     (Unit: 1,000tons, KRW BN)
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Items                                              '03.01                    YoY
--------------------------------------------------------------------------------
Crude Steel Production                             2,361                     10
--------------------------------------------------------------------------------
Sales Volume                                       2,287                    -74
--------------------------------------------------------------------------------
Sales                                              1,058                    133
--------------------------------------------------------------------------------
Operating Profit                                    276                     158
--------------------------------------------------------------------------------
(Operating Profit Margin)                         (26.1%)                 (13.4%)
--------------------------------------------------------------------------------
Total asset                                        17,391                   147
--------------------------------------------------------------------------------
Total Liabilities                                  5,908                    -15
--------------------------------------------------------------------------------

The figures are based on unaudited financial statements. Certain numbers may be presented differently once audited and the company takes no responsibility and accepts no liability for such changes. All financials in this presentation are based on non-consolidated financial statements.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           POSCO
                                          (Registrant)





Date February 4, 2003                      By /s/  Lee Dong-Hee
                                              ----------------------------------
                                                         (Signature)*
                                              Name: Lee Dong-Hee
                                              Title: General Manager of
                                              Finance Management Department